Exhibit a(2)
B A I R N C O
M E M O R A N D U M

DATE:	July 6, 2006

TO:	All Bairnco Employees

FROM:	Luke Fichthorn III, Chairman and CEO

RE:	Rejection of Steel Partners Tender Offer

CC:	Bairnco Corporation Board of Directors
I’m writing to let you know that today we formally rejected Steel Partners’ unsolicited proposal to acquire Bairnco for $12.00 per share. The board unanimously agreed that the offer is not in the best interests of Bairnco or our shareholders. We issued a press release today, a copy of which is attached.
After thoroughly reviewing their proposal, we have determined that Steel Partners’ offer seriously undervalues Bairnco and does not reflect the long-term value inherent in the company that we have all worked so hard to build. In addition, we believe Steel Partners’ attempt to acquire our company at the current time is clearly opportunistic, in that they initiated an offer when our stock price was trading at a significant discount to its high for the year.
As you know, over the past year we have begun undertaking a number of initiatives to enhance efficiency and improve our company’s performance. These efforts are just beginning to bear fruit and — with your support — we remain fully committed to seeing them through.
It is difficult to say how this situation will play out, and it may take many months or longer. In the meantime, Steel Partners may say or do a lot of things in an attempt to instill uncertainty in the marketplace. While we can’t control their actions, we can continue to show our shareholders, customers and partners why Bairnco is such an outstanding company. To this end, I would encourage you to remain focused and continue to provide our customers with the dedication and high-quality service they’ve come to expect from Bairnco and its Arlon and Kasco operating divisions.
I will do my best to keep you informed as new developments arise. Thanks again for your continued dedication and support as part of the Bairnco team.
Luke